Exhibit 99.1

CHELSEA DISPOSES ITS COOPER BASIN EXPLORATION PERMITS PEL 112 AND 444

Calgary, Alberta, Canada, October 30, 2014 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCQB: COGLF) advises that it has sold its non-operated working interests and associated overriding royalty interests (“the Interests”) in PEL 112 and 444 in the Cooper Basin, South Australia to an arms length private company for nominal consideration.

The acquirer of the Interests has assumed all debts pertaining to additional costs incurred for the acquisition of 3D seismic, for which Chelsea would have been responsible for its working interest share of approximately 12%.

The sale of the Interests will allow Chelsea to focus on its operated assets in the Georgina and Surat-Bowen Basins in Queensland. Following the disposition of the associated overriding royalty interests, which did not generate any income, Chelsea retains overriding royalty interests in more than 11 million gross (60,000 net) acres in Australia.

About Chelsea Oil & Gas Ltd.

Chelsea is an Australian focused exploration, development and production company operating mainly 100% working interest assets comprised of 5.2 million net acres of land onshore Queensland, Australia including 6 existing oil pools and 1 gas pool with independently evaluated reserves. Further, and potentially more significantly, the Company has one million net acres, also in Queensland, with world-class resource potential in an emerging unconventional play currently being evaluated by two super-majors who have committed to invest up to $A400 million in the next 3 years on immediately offsetting lands.

Chelsea is underpinned by circa 11 million gross (60,000 net) acres of royalty interest lands, including the Hornet discovery in the Cooper Basin. These interests currently generate cash flow which will increase as assets such as Hornet are developed, with no capital expenditures required to realize that revenue.

Forward Looking Statements

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Chelsea and described in the forward looking information contained in this press release or otherwise. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, reduced commodity prices and market demand and unpredictable facilities outages; risk and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves, resources and ultimate recovery estimates, and underlying risks related to the novelty of industry and Company understanding of reservoirs of the nature of the reservoirs the Company is exploiting and plans to exploit; the new and rapidly evolving technology used to exploit those reservoirs, the uncertainty of estimates and projections relating to production, costs and expenses (which in many cases are of necessity based on extrapolations of short term performance); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, interest rates; health, safety and environmental risks; changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the possibility that third parties may interfere with the Company conducting its business. The foregoing list of risk factors is not exhaustive. Forward looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management’s estimates or opinions change, except as required by law.

Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

We seek safe harbor.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com